Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 18, 2017

Jay Ingram U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	CM Seven Star Acquisition Corporation Draft Registration Statement Submitted August 11, 2017 CIK No. 0001713539

Dear Mr. Ingram:

On behalf of our client, CM Seven Star Acquisition Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated September 6, 2017 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Jay Ingram September 18, 2017 Page 2

General

1.	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Except for the presentation dated September 2017 (the “Presentation”) being provided to you supplementally, neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement in reliance on Section 5(d). Investors were not permitted to retain copies of the Presentation. If any additional written communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff. Additionally, there have not been any research reports written about the Company. If any broker or dealer that is participating, or will participate, in the offering publishes or distributes such a research report about the Company in reliance upon Section 2(a)(3) of the Securities Act, the Company will provide a copy of such research report to the Staff.

Dilution, page 42

2.	Please tell us how you determined that your net tangible book value was a deficit of $87,866 at July 17, 2017.

Response: Pursuant to Item 8320 of the Financial Reporting Manual of the Division of Corporation Finance, the Staff advises that tangible assets should exclude items such as deferred offering costs and goodwill and that the calculation of tangible assets should exclude “any other intangible asset for which recovery of book value is subject to significant uncertainty or illiquidity.” Based on the foregoing, the Company excluded prepaid assets (for offering costs) and deferred offering costs from the calculation of its tangible assets. The calculation of book value proceeds as follows:

Total assets	$325,542
minus prepaid assets	$75,000
minus deferred offering costs	$25,494
Net Tangible Assets	$225,048

Total current liabilities	$312,914

Net Tangible Book Value (Net Tangible Assets minus total liabilities)	$(87,866)

Jay Ingram September 18, 2017 Page 3

Management, page 64

3.	File the consent of each director nominee, namely, Mr. Jiong Shao, Ms. Michele Smith, and Ms. Maryann Tseng, as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

Response: The Company has filed a consent for each director nominee as an exhibit to the Amended S-1.

Statement of Cash Flows, page F-6

4.	We note your disclosure on page F-12 which indicates that an affiliate of the sponsor has advanced the company $84,502 which was repaid on July 17, 2017. We note the repayment in your cash flow statement; however, we do not see the inflow of the cash advanced to you within your financing activities. Please advise or revise.

Response: The Company has advised us that it did not receive the $84,502 in cash and that such amounts were payments made by an affiliate of the sponsor, directly to the Company’s service providers for services to the Company. Of the $84,502, $9,502 was paid for the Company’s formation costs and expensed under operating activities, and $75,000 (prepaid assets in the balance sheet) in the aggregate was paid as retainers to the representative of the underwriters and to the Company’s legal counsel for services directly related to the proposed public offering. The Company believes the cash flow statement is accurate as presented and therefore has not revised the disclosure in the Registration Statement in response to this comment.

5.	Please explain to us the nature of the non-cash financing activities that you disclose at the bottom of page F-6. Specifically, please explain why these activities are considered to be non-cash.

Response: The Company has advised us that the first line item of $75,000 was paid by an affiliate of the sponsor directly to the Company’s service providers, as described in our response to comment 4. The second line item of $10,494 was the accrual of professional fees incurred by a service provider for services directly related to the proposed public offering, which have not yet been invoiced nor paid, and is part of deferred offering costs in the balance sheet. Therefore, the Company believes these amounts should be disclosed as noncash financing activities as currently presented.

Jay Ingram September 18, 2017 Page 4

Note 1 – Organization and Business Operations, page F-7

6.	We note that you have selected December 31 as your fiscal year end. Please tell us why you have not included audited financial statements as of and for the year ended December 31, 2016 with interim reporting for periods subsequent to the year end date.

Response: Pursuant to Rule 3-01(a) of Regulation S-X, a Company that has been in existence for less than one fiscal year must include audited financial statements as of a period within 135 days of the date of filing of the registration statement. Because the Company was formed in November 2016, it has been in existence for less than one year and has included an audited statement within 135 days of the filing of the Amended S-1.

Note 2 – Significant Accounting Policies, page F-9

Subsequent Events, page F-11

7.	Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Response: In response to Staff’s comment, the Company has revised the disclosure on page F-11 by incorporating the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner